Exhibit 1

ASX

Level 18, 275 Kent Street

Sydney, NSW, 2000

Release

14 JULY 2021

SHANNON FINCH APPOINTED GROUP GENERAL COUNSEL

Westpac Group has today announced the appointment of Shannon Finch as its Group General Counsel.

Ms Finch has almost 30 years corporate legal experience with extensive experience in M&A, capital markets, restructuring and regulatory engagement across a range of sectors, including financial services.

Ms Finch is currently a senior M&A Partner at Jones Day and is a member of the Advisory Committee to the Australian Law Reform Commission for its Review of the Legislative Framework for Corporations and Financial Services.

She has recently stepped down as Chair of the Corporations Committee of the Law Council of Australia and was previously a Partner with King & Wood Mallesons where she led the Sydney office, having joined the firm in 1994. Ms Finch commenced her career in the Attorney General’s Department in Canberra.

Westpac Group Chief Executive Officer, Peter King, said: “We are very pleased to have attracted one of Australia’s leading corporate lawyers to lead the bank’s legal function. Shannon joins the Westpac Group Executive Team reporting directly to me.

“Shannon succeeds Rebecca Lim who announced in March that she was stepping down from her current role. I would once again like to thank Rebecca for her significant contribution over a 20-year career at Westpac.”

Ms Finch holds a Bachelor of Arts (Hons) and Bachelor of Laws (Hons) from the Australian National University. Ms Finch will start in her new role on 1 November 2021.

For further information:

David Lording	Andrew Bowden

Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.